August 6, 2019

Michael V. Ward
President and Chief Executive Officer
Aeterna Zentaris Inc.
315 Sigma Drive
Summerville, SC 29486

       Re: Aeterna Zentaris Inc.
           Registration Statement on Form F-3
           Filed August 1, 2019
           Amendment No. 1 to Registration Statement on Form F-3
           Filed August 2, 2019

Dear Mr. Ward:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christine Westbrook at 202-551-5019 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Kathryn Erickson, Esq.